PS Business Parks

701 Western Avenue

Glendale, CA 91201

TEL 818 244.8080

FAX 818 242.0566

www.psbusinessparks.com

May 15, 2008

BY FACSIMILE (202) 772-9210 AND BY EDGAR

William H. Demarest, IV

Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PS Business Parks, Inc.

Form 10-K for the year ended December 31, 2007

Filed February 28, 2008

File No. 1-10709

Dear Mr. Demarest:

Set forth below are responses of PS Business Parks, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance that you set forth in your letter dated May 8, 2008 regarding the Company’s Form 10-K for the year ended December 31, 2007.

The Staff’s comment, indicated in bold below, is followed by our response on behalf of the Company.

Report of Independent Registered Public Accounting Firm, pages 50 and 55

1.	We note that both of these reports are missing the accountant’s signature. Please file an amendment to your Form 10-K to include signed reports from your independent registered public accounting firm.

We expect to file an amendment to our Form 10-K to include signed reports from our independent registered accounting firm on or before May 16, 2008.

In connection with our response to the Staff’s comment, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

William H. Demarest, IV

May 15, 2008

Page Two

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Should you require further information, please feel free to call me at (818) 244-8080, extension 1649.

Very truly yours,

Edward A. Stokx

Executive Vice President and

Chief Financial Officer